April 24, 2015

Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA  02738
978-578-4123, natasha@arjuna-capital.com

Dear eBay Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 7 on the proxy card, which asks the Company to transparently and proactively address the gender pay gap.   The proposal makes the following request:

 Shareholders request eBay Inc. prepare a report by September 2015, omitting proprietary information and prepared at reasonable cost, on the Company’s policies and goals to reduce the gender pay gap.

Implementing the Proposal would represent a proactive step towards closing the gender pay gap.  We believe the Company would benefit from taking a leadership position on this issue, as research indicates attracting and retaining diverse teams yields strong performance benefits.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1)	Gender pay parity is a significant policy issue globally:

a.
The U.S. Bureau of Labor Statistics reports women who work full time earn an average of 78 cents for every dollar men earn. And recently reported forecasts indicate that, at the current rate of change, women will not reach pay parity until 2058.1

b.	Of 38 countries included in the International Labor Organization’s 2014/2015 wage report, Americans have the widest reported total gap between male and female income.2

c.	Demands for stronger wage parity legislation and controls have been a priority of the Obama administration.3

2)	Issues of gender pay parity are especially salient within the Information Technology sector:

a.	Research indicates that male IT professionals earned $91,362, nearly $10,000 more than female IT professionals made in 2014.4

b.	Recent EEO-1 disclosures from tech firms, including eBay, reflect a substantial position gap, with women poorly represented in management positions.

c.
Recent events including the Ellen Pao v. Kleiner Perkins lawsuit, the Twitter class action lawsuit, and the publication of Sheryl Sandberg’s “Lean In” have drawn widespread attention to gender imbalances in the information technology sector.

3)	eBay’s workforce disclosure suggests the Company is not immune to these issues:

a.	eBay has disclosed that 42% of its workforce is female, while only 28% of its management team is female, which could be emblematic of shortcomings relating to gender pay parity.5

b.
eBay’s internal studies indicate that female employees often feel their performance is not fairly assessed, that leaders are less likely to advocate for their promotions, and that many women who leave the company do so because they feel their chances of promotion are greater elsewhere.6

1 http://www.washingtonpost.com/blogs/wonkblog/wp/2015/03/16/at-this-rate-american-women-wont-see-equal-pay-until-2058/
2 http://www.ilo.org/global/about-the-ilo/newsroom/news/WCMS_324651/lang--en/index.htm
3 https://www.whitehouse.gov/sites/default/files/image/image_file/equal_pay-task_force_progress_report_june_10_2013.pdf
4 http://media.dice.com/report/february-2015-the-position-gap/
5 http://blog.ebay.com/building-stronger-better-diverse-ebay/
6 http://www.usatoday.com/story/tech/2015/03/11/hillary-clinton-ebay-womens-initiative-network-summit/70174034/

4)	eBay’s failure to manage gender pay parity issues could subject the Company to operational, reputational and legal risk factors:

a.
eBay could suffer reputational damage if the company fails to disclose its gender pay parity programs and set hard targets around ameliorating existing pay parity issues. Reputational damage could result in lost business, damaging shareholder value.

b.
There is a substantial body of research indicating gender diverse teams are more productive and innovative than homogenous teams.  If eBay fails to create gender diverse teams due to an inability to retain qualified female employees, this could restrict the Company’s ability to innovate and compete.

c.
eBay could face litigation under the Equal Pay Act of 1963 and the Lillie Ledbetter Act of 2009 related to gender pay parity. Notably, Twitter7 and Facebook8 are current defendants in lawsuits alleging gender discrimination.  The proposed Paycheck Fairness Act of 2014 escalates regulatory risk.

5)	eBay has a poor track record around pay parity disclosure:

a.	eBay’s workforce diversity reporting does not include any compensation data, or speak to issues of gender pay parity.

b.	eBay’s workforce diversity disclosure fails to explain the disparity between the gender composition of eBay’s leadership (28% female) and its broader workforce (42% female).

We believe best practices for disclosure would include the following:

As noted in the supporting statement of the Proposal:

A report adequate for investors to assess eBay’s strategy would include the percentage pay gap between male and female employees, policies to improve performance, and quantitative reduction targets.

Gender pay parity is a significant policy issue globally:

A January 2015 study from McKinsey Global Institute highlights the breath of gender imbalance in the global workforce:

“Even though men and women are currently at or near parity in health and education throughout much of the world, women continue to lag behind men in economic participation and opportunity by 15 to 25 percent in even the most gender-equal societies. Globally, only about half of working-age women are employed, and they earn only about three-quarters as much as men do even when they have the same level of education and are in the same occupation. Women are overrepresented in informal, temporary, and low-productivity jobs with low pay and limited opportunities for advancement”9 [Proponent’s Emphasis]

7 http://time.com/3753458/twitter-gender-lawsuit/
8 http://money.cnn.com/2015/03/18/technology/facebook-discrimination-suit/
9 http://www.mckinsey.com/insights/organization/promoting_gender_parity_in_the_global_workplace

The gender pay gap is especially egregious in the United States, where, according to Bureau of Labor Statistics data, women who work full time earn 78 cents for every dollar men earn.  The social implications of this disparity are discussed in the following White House report excerpt on the gender pay gap:

“While the law recognizes the basic right to equal pay for substantially equal work and freedom from wage discrimination, women’s earnings still fall short of men’s. Although a generation of political organizing and cultural change has eliminated many barriers, women still face challenges entering the most highly paid occupations. And although our country’s prosperity depends on women at every level – from the family budget to the national economy– we still cannot say we fully and fairly value their contributions.”10

And the economic implications of the gender pay gap are further reflected in President Obama’s speech marking the passage of the Lillie Ledbetter Fair Pay Restoration Act:

“Equal pay is by no means just a women’s issue – it’s a family issue. It’s about parents who find themselves with less money for tuition or child care; couples who wind up with less to retire on; households where, when one breadwinner is paid less than she deserves, that’s the difference between affording the mortgage – or not; between keeping the heat on, or paying the doctor’s bills – or not. And in this economy, when so many folks are already working harder for less and struggling to get by, the last thing they can afford is losing part of each month’s paycheck to simple discrimination.

So in signing this bill today, I intend to send a clear message: That making our economy work means making sure it works for everyone. That there are no second class citizens in our workplaces, and that it’s not just unfair and illegal – but bad for business – to pay someone less because of their gender, age, race, ethnicity, religion or disability. And that justice isn’t about some abstract legal theory, or footnote in a casebook – it’s about how our laws affect the daily realities of people’s lives: their ability to make a living and care for their families and achieve their goals.”11

Moreover, this issue has been highlighted by major news outlets including Forbes12, Newsweek13, The New York Times14, the Financial Times15 and The Washington Post, which recently reported on the persistence of the wage gap, stating;

 “When it comes to equal pay, the American woman is stuck in a proverbial waiting room. But the number on her ticket, the length of her stay, largely depends on where she lives and to whom she was born. A new report from the Institute for Women’s Policy Research, released this week, predicts U.S. women won’t reach pay parity with men until 2058.”16

10 https://www.whitehouse.gov/sites/default/files/image/image_file/equal_pay-task_force_progress_report_june_10_2013.pdf
11 https://www.whitehouse.gov/the-press-office/remarks-president-barack-obama-lilly-ledbetter-fair-pay-restoration-act-bill-signin
12 http://www.forbes.com/sites/susanadams/2015/03/23/where-is-the-gender-pay-gap-as-high-as-americas/
13 http://www.newsweek.com/gender-pay-gap-wont-close-another-43-years-314249
14 http://www.nytimes.com/2014/11/15/business/keeping-a-vigilant-eye-on-pay-equity-for-women.html?_r=0
15 http://www.ft.com/intl/cms/s/0/e4eed716-9965-11e3-b3a2-00144feab7de.html#axzz3VWbzIbBA
16 http://www.washingtonpost.com/blogs/wonkblog/wp/2015/03/16/at-this-rate-american-women-wont-see-equal-pay-until-2058/

The Wall Street Journal also recently reported on the persistence of the gender wage gap, stating:

“Women are closing the pay gap with men–slowly. Very slowly… In a handful of states, a woman born today isn’t likely to see wage equality in her lifetime.  In Wyoming, for example, the group’s projections suggest a 144-year wait [until we reach gender pay equality based on current trends.]”17

The Obama administration is mobilized around this issue. And the administration is not alone in championing the cause of gender pay parity. International groups including the International Labour Organization18, the European Commission19 and the United Nations20 have rallied around this goal.

The campaign for gender pay parity has resulted in legislative action here in the United States, in the form of the Paycheck Fairness Act. This act, if passed into law, would update the Equal Pay act of 1963 by:

•	“requiring employers to demonstrate that wage differentials are based on factors other than sex;
•	prohibiting retaliation against workers who inquire about their employers’ wage practices or disclose their own wages;
•	permitting reasonable comparisons between employees within clearly defined geographical areas to determine fair wages;
•	strengthening penalties for equal pay violations;
•	directing the Department of Labor to assist employers and collect wage-related data; and
•	Authorizing additional training for Equal Employment Opportunity Commission staff to better identify and handle wage disputes.”21

By shifting the burden of proof in pay discrimination suits to employers, and giving the Department of Labor and the Equal Employment Opportunity Commission the tools they need to enforce existing pay equity laws, the Paycheck Fairness Act would substantially strengthen the existing protections afforded to female employees under the Equal Pay act.

Issues of gender pay parity are especially salient within the Information Technology sector

In February 2014, Dice, a tech industry recruiting firm, published a study which found that “on average, men [in the IT sector] earned $91,362 in 2014, nearly $10,000 more than the $81,651 women made on average during the same time period.”22

However, this seemingly systemic issue is shrouded by a lack of transparent company-specific data relating to the gender pay within the sector.  Without such disclosure and goals to close the gap, companies including eBay will continue to face the gender diversity and equality problems outlined below.

17 http://blogs.wsj.com/economics/2015/03/12/where-women-may-wait-more-than-100-years-to-close-the-wage-gap/?KEYWORDS=gender+wage+gap
18 http://www.ilo.org/gender/lang--en/index.htm
19 http://ec.europa.eu/justice/gender-equality/files/gender_pay_gap/140227_gpg_brochure_web_en.pdf
20 http://www.un.org/apps/news/story.asp?NewsID=50283#.VRR8SvnF9fA
21 https://www.aclu.org/womens-rights/equal-pay-equal-work-pass-paycheck-fairness-act
22 http://media.dice.com/report/february-2015-the-position-gap/

Issues of gender diversity and gender pay parity in the Information Technology sector were brought more fully to the public eye in March 2013, when Sheryl Sandberg published her NYT Best Seller “Lean In.”  However, the substance of this conversation was perhaps best captured over a year later, in a November 2014 New Yorker article, which criticized gender imbalance across Silicon Valley:

“This summer, Google, Apple, Facebook, Twitter, and other Silicon Valley superpowers released demographic reports on their workforces. The reports confirmed what everyone already knew: tech is a man’s world. Men make up sixty to seventy per cent of employees at these companies, and, notwithstanding rock stars like Facebook’s Sheryl Sandberg and Yahoo’s Marissa Mayer, senior leadership is even more overwhelmingly male. A recent study by the law firm Fenwick & West found that forty-five per cent of tech companies there didn’t have a single female executive. (The picture is also bleak when it comes to ethnic diversity.)” [Proponent’s Emphasis]

This characterization of Silicon Valley as a “Boys’ Club” has only intensified following the high profile coverage of the Ellen Pao Kleiner Perkins lawsuit. This lawsuit has been framed as a referendum on sexism and discrimination in the tech industry. Coverage of the trial from The Guardian reads:

“The Silicon Valley technology cluster has long been accused of behaving as a boys’ club, with women occupying just 11% of executive positions, according to a recent diversity report by law firm Fenwick & West. But no one in the Valley can remember a senior woman ever taking a tech company or venture capital firm to court over sex discrimination.

‘Everyone, everyone is talking about it – this case is putting sexism in the Valley on trial and it’s a very big deal,’ says Nitasha Tiku, one of those blogging the trial for tech news site the Verge. ‘Sex discrimination has long been talked about, there have been lots of accusations, but any claims have always been settled out of court with NDA [non-disclosure agreements], so no one knows what happens.’”23 [Proponent’s Emphasis]

And this isn’t the only recent story which has attracted public interest on the subject of gender diversity and gender pay issues within the information technology sector. Other recent stories include the outcry after Microsoft CEO Satya Nadella suggested that female employees shouldn’t ask for raises at an industry conference. CBS reports:

“Nadella was blasted on Twitter and in blog posts for his comments, which were made earlier Thursday at an event for women in computing. Tech companies hire many more men than women. And beyond the tech industry, women are typically paid less than men.
He had been asked to give his advice to women who are uncomfortable requesting a raise. His response: ‘It's not really about asking for the raise, but knowing and having faith that the system will actually give you the right raises as you go along’ Not asking for raise, he added, is ‘good karma’ that would help a boss realize that the employee could be trusted and should have more responsibility.

But his comments caused an uproar online, and Microsoft posted a memo from him on its website. In it, Nadella said he answered the question ‘completely wrong’ and that he thinks ‘men and women should get equal pay for equal work. And when it comes to career advice on getting a raise when you think it's deserved, Maria's advice was the right advice. If you think you deserve a raise, you should just ask.’…

23 http://www.theguardian.com/technology/2015/mar/13/ellen-pao-gender-lawsuit-silicon-valley

Still, his comments at the event, the Grace Hopper Celebration of Women in Computing, underscored why many see technology companies as workplaces that are difficult to navigate or even unfriendly for women and minorities.”24 [Proponent’s Emphasis]

These issues are likely to draw even greater attention over the coming months, as recently announced lawsuits alleging gender discrimination by Twitter and Facebook work their way through the courts.  A recent editorial published in Bloomberg View asserts:

“A gender discrimination lawsuit filed against Twitter -- following similar, high-profile suits against Kleiner Perkins and Facebook -- may have the most potential to change the fortunes of women in technology simply because it’s a proposed class action lawsuit….

I mentioned last week that the lawsuits against Kleiner and Facebook are interesting, but that I don’t think they alone will do much to positively change the way that women are regarded in Silicon Valley. The Twitter suit may be having more potential. But even if the Twitter suit fizzles out, there’s momentum now for women to step forward and fight in court against discrimination -- and truly hold the tech industry to account.” [Proponents Emphasis] 25

Moreover, the campaign to promote gender equality in technology is supported by a growing body of research. A study published by Fenwick & West found that women occupy just 11% of executive positions in the industry. 26  While a study by published by the National Center for Women & Information Technology found that “The IT labor force demand is growing, yet women’s participation is decreasing. In 1996, women made up 37% of the U.S. IT workforce; by 2010, they made up 25%”27 And a Harvard Business Review study concluding that “Forty-one percent of highly qualified scientists, engineers, and technologists on the lower rungs of corporate career ladders are female. But more than half (52%) drop out.”28 And the dropout rate is even higher in the Technology sector, where 56% of female employees quit their private sector jobs in the field before reaching senior positions.   29

Recruiting and retaining a diverse workforce is of particular importance to the technology industry and eBay as gender diverse teams are better at driving “radical innovation”30Gender pay disparity is a systemic issue that we believe needs to be pro-actively addressed on a company by company basis to mitigate the operational, reputational, and legal risk factors that are further highlighted below.

eBay’s workforce disclosure suggests the Company is not immune to these issues:

EBay’s workforce diversity reporting does not address gender pay parity. The company’s existing reporting is limited to the ethnic and gender composition of two categories of employees, i) management and aggregate workforce and ii) technical and non-technical workforce.  But it omits any information relating to compensation practices, or how they relate to gender pay parity.

24 http://www.cbsnews.com/news/microsoft-ceo-satya-nadella-blasted-over-remarks-on-womens-pay/
25 http://www.bloombergview.com/articles/2015-03-23/suing-twitter-for-gender-discrimination-and-uber-s-moves-in-india
26 https://www.fenwick.com/FenwickDocuments/Gender_Diversity_Survey_2013_Proxy_Season_Results.pdf
27 “What is the Impact of Gender Diversity on Technology Business Performance: Research Summary”, NCWIT, 2014, www.ncwit.org
28 Hewlett, A.(2008) The Athena Factor: Reversing the Brain Drain in Science, Engineering, and Technology. Harvard Business Review, May 2008, 2
29  Ibid., 50
30 García, C.(2012) Gender diversity within R&D teams: Its impact on radicalness of innovation. Innovation-Management Policy & Practice, Junio 2013. 15 (2), 149

However, even with these blind spots, the Company’s existing workforce diversity disclosure reflects poorly on the Company’s management of gender diversity issues. Specifically, the fact that 42% of the company’s workforce is female, while only 28% of its management team and 24% of its technical team are female, suggests that the Company has struggled to retain qualified female employees and promote them into management roles.  And undisclosed in house data reported on by USA Today as part of an article on a speech Hillary Clinton delivered at an eBay event, further paints a portrait of a Company with gender diversity and discrimination issues. Specifically, the article reads:

“Senior vice president Beth Axelrod shared a range of internal statistics that indicated that many employees still feel their company has a long way to go in terms of diversity. Women at the company felt their performance was often not assessed fairly, and some felt that leaders were less likely to advocate for women when it came time for promotions.

Another slide showed 43% of eBay women surveyed said they felt understood by male colleagues, while 82% of men felt that women understood them. …

In fact, among the themes hammered on at the summit was the need to not just recruit better, but retain that talent once they've signed on. One slide that popped on-screen before the attendees noted that many women who leave eBay after being recruited by another firm do so because they feel their chances of promotion were greater elsewhere.”31 [Proponent’s Emphasis]

We believe this further underlines the need for eBay to more fully address gender pay parity issues.

eBay’s failure to manage gender pay parity issues could subject the Company to operational, reputational and legal risk factors:

eBay’s operational risk factors relating to gender pay parity issues may include failing to cultivate and retain qualified female employees.  A substantial body of research associates team gender diversity with strong performance. For instance:

o	A 2010 study published in Science found that teams’ collective intelligence increased with the number of women in a group.32

o
A 2009 study published in the Journal of Innovation and Sustainable Development found that gender diversity in technical teams was positively correlated with adherence to project schedules and budgets, as well as higher performance ratings. 33

o
A 2012 study published in the Journal of Innovation-Management Policy & Practice found that “gender diversity within research teams fosters novel solutions leading to radical innovation in the company and in the market.”  34

31 http://www.usatoday.com/story/tech/2015/03/11/hillary-clinton-ebay-womens-initiative-network-summit/70174034/
32 Woolley, A. W., Chabris, C. F., Pentland, A., Hashmi, N., & Malone, T. W. (2010). Evidence for a Collective Intelligence Factor in the Performance of Human Groups. Science, 330(6004), 686–688.
33 Turner, L. (2009). Gender diversity and innovative performance, Int. J. Innovation and Sustainable Development, 4(2/3), 124.
34 García, C.(2012) Gender diversity within R&D teams: Its impact on radicalness of innovation. Innovation-Management Policy & Practice, Junio 2013. 15 (2), 149

o	A 2008 study commissioned by the Lehman Brothers Center for Women and Business found gender-balanced teams to be more creative, confident and participatory than their homogenous counterparts. 35

o	A 2003 study published in the Journal of Business Research found a positive relationship between gender diversity constructive, teamwork oriented corporate culture. 36

o
A McKinsey Global Institute study found that “the business case for the advancement and promotion of women is compelling. Companies with more women in top management and board positions better reflect the profiles of their customers and employees and benefit from more diverse views. Best practices for achieving greater gender equality in the workplace include setting targets for the recruitment and retention of women and initiating affirmative searches to achieve these targets, tracking and eliminating gender pay gaps, and adjusting how jobs are structured and remunerated to enhance flexibility.”37 [Proponent’s emphasis]

These studies indicate that a failure to create gender diverse teams due to an inability to retain qualified female employees because of gender pay parity issues may restrict eBay’s teams’ ability innovate and compete.

Similarly, eBay is exposed to reputational risk if it is not transparent and proactive on issues relating to the gender pay gap. Macy’s and Kroger lost business due to boycotts following their announced opposition to progressive gender pay parity legislation in Texas.38

eBay may also face litigation risk if it fails to report on, and set hard targets around ameliorating a gender pay gap. A number of recent settlements relating to gender pay discrimination help to highlight this risk. For instance in June 2011the pharmaceuticals giant Astrazenica settled a lawsuit with the U.S. Department of Labor “alleging that the company discriminated against female sales specialists by paying them salaries that were, on average, $1,700 less than their male counterparts.”39 And in November 2013 G&K services settled a lawsuit with the Department of Labor alleging that it “discriminated against female laundry workers by steering them into lower-paying positions regardless of their qualifications.”  Moreover, over the last several weeks two companies in eBay’s peer group have become the subjects of lawsuits alleging gender discrimination. Specifically we recently saw a March 19th 2015 Twitter gender discrimination class action lawsuit, and a March 16th 2015 Facebook gender discrimination lawsuit. Pando Daily, a Silicon Valley news site, reports;

“Twitter has been hit with a class action suit, alleging gender discrimination in its promotion policies towards female employees. The suit comes just days after Facebook was hit by a separate legal complaint, claiming that a female employee was discriminated against, and ultimately fired, based on her gender.

The Twitter suit, filed on Thursday in San Francisco, involves Tina Huang who, according to the complaint, was employed by Twitter between 2009 – 2014 in ‘varying software engineering roles.’

35 Lehman Brothers Center for Women in Business. (2008) Innovative potential: Men and women in teams, 6.
36 Dwyer, S., Richard, O., & Chadwick, K. (2003). Gender diversity in management and firm performance: The influence of growth orientation and organizational culture. Journal of Business Research, 56, 1013–1017.
37 http://www.mckinsey.com/insights/organization/promoting_gender_parity_in_the_global_workplace
38 http://www.huffingtonpost.com
39 http://www.dol.gov/opa/media/press/ofccp/OFCCP20110829.htm

Huang claims she was overlooked for a promotion to Senior Staff Engineer without good reason and that, after she complained directly to CEO Dick Costolo, she was put on administrative leave and ultimately forced to leave the company.

Huang is attempting to bring a class action suit against the company….

 Huang’s attorneys say the class should include:

‘All current and former female employees of Twitter denied promotions in the three years prior to the filing of this complaint to Software Engineer II, Senior Software Engineer, Staff Software Engineer, Senior Staff Software Engineer, or similarly titled positions in California.’

In the separate Facebook suit, filed March 16th and first reported by Courthouse News, former employee Chia Hong claims she was ordered by bosses to serve drinks to her male coworkers and was belittled during meetings.

According to Courthouse News, Hong claims her boss at Facebook, Anil Wilson… ‘Asked her ‘why she did not just stay at home’ to take care of her child instead of working, and admonished her for taking off one day per month to volunteer at her child’s school.’

In the Facebook case, Hong claims she was ultimately fired ‘based on her sex, race and national origin.’”40

eBay has a poor track record around pay parity disclosure.

We believe eBay fails to provide adequate quantitative company disclosures on the firm’s policies, actions and plans to measure, disclose and mitigate any gender pay gap. The Company has not disclosed gender pay gap reduction targets, or how it will measure progress towards achieving targets. Further, there is a distinct lack of quantitative disclosure on the estimated pay gap between male employees and female employees.

Our analysis of the industry points to a systemic lack of industry leadership in measuring, mitigating and disclosing gender pay gaps. However, the gender pay gap is an emergent and important issue for investors, management and other stakeholders, as academic studies, proposed legislation and public attention have highlighted the material risks of not proactively addressing this issue. Given the nature of this unmanaged risk, past sector and company inaction/inattention is not a bar by which any company should be measured independently.

In light of the poor disclosure around gender pay gap issues within the Information Technology sector, one must look outside of the sector to identify best practice disclosure. The strongest example of company specific disclosure we identified was at the clothing retailer The Gap.

In August 2014 the Gap announced that it had hired an external consulting firm, Exponential Talent LLC, to audit its compensation practices and measure its gender pay gap. On completion of the audit, The Gap shared its internal pay breakdown with investors and the public. BuzzFeed News Reports:

“Gap Inc., as part of a national move toward transparency around the gender wage gap, disclosed Tuesday that it pays men and women equally for the same jobs.

40 http://pando.com/2015/03/21/as-pao-trial-nears-end-twitter-and-facebook-hit-with-separate-gender-discrimination-suits/

The retailer, which also owns Old Navy, Banana Republic, Athleta, and Piperlime, confirmed the 1-to-1 ratio with Exponential Talent LLC, a consulting firm focused on diversity and gender-related strategy. It chose to announce its findings today on the anniversary of the certification of the 19th Amendment, which guaranteed women the right to vote. Gap was founded in 1969 by Donald and Doris Fisher, a husband-and-wife team….

It’s unusual for a Fortune 500 company to offer up its internal pay gap numbers. Of course, Gap’s happen to be great. But broadly, the disclosure comes as Silicon Valley firms begin reporting internal diversity figures to the public. Twitter, Google, Facebook, and Yahoo have all revealed ethnic and gender diversity data in recent months, though they haven’t reported pay gap information.”41 [Proponent’s emphasis]

This move towards full disclosure has insulated The Gap from the aforementioned operational, reputational and litigation risk factors.  Moreover, it has garnered good press and good will for the company.

The Company’s Opposition Statement:

While we disagree with the assertions in the Company’s opposition statement and believe we have effectively addressed the arguments in this letter, there is one contention that needs to be addressed individually.

Specifically, the Company states that in August 2014 they “publicly shared our global gender diversity and U.S. ethnic diversity workforce data… and we committed to publishing this data annually as well. The 2014 data shows that our continued focus on diversity and inclusion has positioned us as an industry leader, with women representing 42% of our global workforce and 28% of our global leaders.”

As outlined above, none of this disclosure speaks to issues of gender pay parity at eBay. As such, it is not responsive to and does not fulfill the objectives of the Proponent’s Proposal.

Conclusion:

Given the importance of team cohesion, innovation and good will to eBay’s business model, as well as the legal, operational and reputational risk factors faced by the Company, we believe that eBay’s current level of disclosure is woefully inadequate.

For all the reasons provided above, we strongly urge you to support the Proposal.   Managing gender pay parity risk may have a direct impact on the profitability of eBay and we believe it is in the best interest of shareholders.

Please contact Natasha Lamb at 978-578-4123 or natasha@arjuna-capital.com for additional information.

Sincerely,
Natasha Lamb, Director of Equity Research & Shareholder Engagement, Arjuna Capital/Baldwin Brothers, Inc.

41 http://www.buzzfeed.com/sapna/gap-in-unusual-move-discloses-men-and-women-are-paid-equally#.rfbVXx4qDr